EXHIBIT 12.1

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(IN MILLIONS OF DOLLARS)

	Six Months Ended Sept. 30, 2003		Years Ended March 31								Calendar Year Ended December 31, 1998

			2003		2002		2001		2000

Fixed Charges, as defined:*
Interest expense	$123.6		$270.2		$228.1		$290.4		$341.4		$371.6
Estimated interest portion of rentals charged to expense	4.8		7.0		10.2		2.9		5.2		5.7
Preferred dividends of wholly owned subsidiary *	19.8		47.7		45.3		(29.6)		74.0		42.9

Total fixed charges	$148.2		$324.9		$283.6		$263.7		$420.6		$420.2

Earnings, as defined:*
Income from continuing operations	$122.6		$142.0		$293.4		$(88.2)		$82.6		$110.6
Add (deduct):
Provision for income taxes	84.8		97.2		176.1		180.4		134.0		59.1
Minority interest	0.1		—		0.1		0.1		0.1		(0.7)
Undistributed loss (income) of less than 50% owned affiliates	—		—		—		1.4		2.6		10.3
Fixed charges as above	148.2		324.9		283.6		263.7		420.6		420.2

Total earnings	$355.7		$564.1		$753.2		$357.4		$639.9		$599.5

Ratio of Earnings to Fixed Charges	2.4	x	1.7	x	2.7	x	1.4	x	1.5	x	1.4	x

* “Fixed charges” represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries. “Preferred dividends of wholly owned subsidiary” represents preferred dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. “Earnings” represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and(e) undistributed income of less than 50% owned affiliates without loan guarantees.